November 1, 2006


By facsimile to (212) 687-3523 and U.S. Mail


Mr. Damien R. Tanaka
President and Chief Executive Officer
General Devices, Inc.
153 Greenwood Avenue
Bethel, CT 06801

Re:	General Devices, Inc.
	Registration Statement on Form SB-2 and
	Pre-effective Amendments 3 and 4 to Registration Statement on
Form SB-2
	Filed October 17 and 23, 2006
File No. 333-132722
Amendment 1 to Quarterly Report on Form 10-QSB for the quarter ended
June 30, 2006
File No. 0-3125

Dear Mr. Tanaka:

	We reviewed the filings and have the comments below.

Registration Statement`s Facing Page

1. Since GDI is relying on Rule 415 under the Securities Act, check the applicable box. Refer to comment 5 in our June 7, 2006 letter.

2. Disclosure that GDI is registering a total of 78,508,623 shares of common stock is inconsistent with disclosure in the selling holders section`s table that 82,789,698 shares of common stock are being offered for resale. Please reconcile the disclosures.

Recapitalization of GDI, page 3

3. We assume the disclosure that GDI amended its certificate of incorporation on October 31, 2005 to increase the number of its authorized shares of common stock from 12 million to 140 million, of which 100 million are shares of common stock and 40 million are shares of preferred stock is inadvertent. Rather, we assume the disclosure should read that GDI amended its certificate of incorporation to increase the number of its authorized shares of capital stock from 12 million to 140 million, of which 100 million are shares of common stock and 40 million are shares of preferred stock. If true, revise the disclosure here and elsewhere in the registration statement, including the description of securities section on page 28 and the recapitalization of the company subsection on page 33.

Risk Factors, page 8

4. Present the two paragraphs after the last risk factor on page
13
under a discrete heading that is separate from that of the risk factors section. Refer to comment 7 in our June 7, 2006 letter.

Plan of Distribution, page 14

5. As requested previously, disclose that GDI`s promoters or affiliates and their transferees "are" underwriters of the securities. Language such as "are deemed to be" or "may be deemed to be" is unacceptable. Refer to comment 16 in our September 6, 2006 letter and comment 3 in our June 7, 2006 letter.

Selling Holders, page 23

6. As requested previously, for any beneficial owner such as D.H. Vermoegensverwaltungs und Betellgungsges.mbH that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov. Refer also to comment 18 in our June 7, 2006 letter.

Description of Securities, page 23

7. Revise this section`s first sentence to clarify that the summary includes a description of the material provisions of GDI`s capital stock.


Dependence on a Few Major Customers, page 40

8. Disclosure that Aramark manages approximately 1,300 hospitals throughout the United States appears inconsistent with disclosure on page 44 that Aramark managed 1,300 hospitals on four continents during 2004. Please reconcile the disclosures.

Post Merger GDI Employment Agreements with Certain Executives, page
53

9. Revise the cross reference to "Employment Agreements" to conform to the caption "Aduromed Employment Agreements" on page 54.

General Devices Inc. Financial Statements for the Period Ended
June
30, 2006
Unaudited Consolidated Statements of Cash Flows, page F-6

10. We read in your response to prior comment 22 that Aduromed acquired a controlling interest in General Devices` common stock through its purchase of 259,600 shares of General Devices` outstanding common stock from one of General Devices` shareholders in exchange for $600,000 in cash immediately prior to the merger between
Aduromed and General Devices. It is unclear to us that this purchase of General Devices` common stock for cash resulted in Aduromed acquiring a controlling interest, as defined in ARB 51 and SFAS 141, in General Devices. In this regard, we note that General Devices had
1,259,600 shares of common stock outstanding, and Aduromed`s acquisition of 259,600 of these outstanding shares represents the acquisition of 20.6% of General Devices` common stock. Please help us to understand this matter, and if necessary, revise your disclosure under financial condition on page 48.

Note 5.  Preferred Stock, page F-13

11. We note your response to prior comment 23. As previously requested, please revise this footnote to disclose that your series A and series B preferred stock are convertible on a one-to-one basis into common stock. We note your discussion of the conversion terms on page 28, and it is unclear to us why you make no reference to this conversion feature within your financial statements. Refer to paragraph 4 of SFAS 129.

Aduromed Corporation Financial Statements for the Year Ended
December
31, 2005
Note 2.  Summary of Significant Accounting Policies - Revenue
Recognition, page F-18

12. We note your response to prior comments 27 and 28. To help us better understand the legal rights relating to your MedClean systems, please provide us copies of the construction contracts for your $1,327,930 system and your $1,976,894 system, as listed on page F-11.
In your supplemental response, please tell us where in those contracts it discusses the installation and start-up of these systems, and where in those contracts it discusses the respective individual rights to the work in progress.

Business Combination, page F-18

13. We assume the statement DQA One LLC had been formed as a shell company in September 6, 2202 is inadvertent. Please revise.

Exhibits, page II-3

14. We assume the cross reference for exhibit 2.1 to exhibit 2.1 to the Form 8-K filed December 12, 2006 is inadvertent. Please revise.
We note the disclosure in the exhibit index immediately before the exhibits.

Exhibit Index

15. As requested previously, amend the exhibit index to indicate by footnote or otherwise that portions of the exhibits subject to a confidential treatment application are omitted and filed separately with the Commission. Refer to comment 4 in our June 13, 2006 letter on the confidential treatment application.

Exhibit 10.15

16. It does not appear that you have filed the lease agreement as an exhibit to the registration statement. Please file the agreement. Refer to comment 43 in our June 7, 2006 letter and your response to the comment in your letter dated August 7, 2006.

Undertakings, page II-6

17. Since this registration statement relates to an offering being made in reliance on Rule 415(a)(1)(i) of Regulation C under the Securities Act, provide the undertakings required by subparagraphs
(i) and (ii) of Item 512(g) of Regulation S-B.  Refer to comment
63
in our June 7, 2006 letter.

18. Since this registration statement does not relate to an offering being made in reliance on Rule 430A of Regulation C under the Securities Act, the undertakings required by subparagraphs (i) and
(ii) of Item 512(f) of Regulation S-B are inapplicable. Please revise.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, GDI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If GDI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since GDI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If GDI requests acceleration of the registration statement`s effectiveness, GDI should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve GDI from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* GDI may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that GDI provides us in our review of the registration statement or in response to our comments on the registration statement.

      We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 551-3737 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





					     Jennifer R. Hardy
					     Legal Branch Chief

cc:	James R. Rae, Esq.
	Stairs Dillenbeck Finley
	330 Madison Avenue, 6th Floor
	New York, NY 10017



Mr. Damien R. Tanaka
November 1, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE